Exhibit 1.01

Ashland Global Holdings Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2017 to December 31, 2017

1. Introduction

This Conflict Minerals Report (this “Report”) of Ashland Global Holdings Inc. (“Ashland,” “we,” “us,” “our,” or the “Company”) is filed as an exhibit to Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1 through December 31, 2017.  This Report refers to Section 13(p) of the Exchange Act, which was added by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), Rule 13p-1 of the Exchange Act and Form SD, collectively, the “conflict minerals rule.”  Certain terms in this Report are defined in the conflict minerals rule and the reader is referred to that source and to SEC Release No. 34-67716 issued on August 22, 2012 (the “SEC Release”) for such definitions.

The conflict minerals rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to Dodd-Frank.  The conflict minerals rule requires public companies that manufacture or contract to manufacture products that contain “conflict minerals” that are necessary to the functionality or production of those products to disclose certain information annually about the source and origin of “conflict minerals” originating in the “Covered Countries.”  The “conflict minerals” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten).  The “Covered Countries” are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

For the reporting period that is the subject of this Report, Ashland conducted a review of its products and found that small quantities of tin compounds are found in certain of its product lines.  The affected product lines represent only a small portion of the Company’s business.  After conducting a reasonable country of origin inquiry (“RCOI”), described below, the Company knows or has reason to believe that some of its products manufactured or contracted for manufacture contain necessary conflict minerals that originated or may have originated in the Covered Countries and that they are not or may not be from recycled or scrap sources.  Therefore, the Company conducted due diligence on the source and chain of custody of those necessary conflict minerals in its products for the 2017 calendar year. “Necessary conflict minerals” include those conflict minerals that are necessary to the functionality or production of a product that is manufactured by the Company or contracted to be manufactured by the Company.

Based on existing guidance from the SEC, the Company is not required to obtain an independent private sector audit report for this Report.

2. Company Overview

Ashland is a premier global specialty chemicals company serving customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Ashland provides products, services and solutions that meet customers’ needs throughout a variety of industries in more than 100 countries.

Ashland’s supply chain is complex, and there are many indirect suppliers in the supply chain between it and the mines or locations of origin of its necessary conflict minerals.  The Company does not purchase any conflict minerals directly from mines, smelters or refiners.  Therefore, it must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals.

The only necessary conflict minerals contained in Ashland’s products are tin compounds.  There has been much discussion as to whether such compounds are within the scope of the conflict minerals rule. Certain SEC comments in the SEC Release, language from SEC reply briefs in the legal challenge to the conflict minerals rule, and the posting by the SEC of a letter drafted by counsel to certain industry groups memorializing a conversation with the SEC on this topic suggest that these organic compounds are not within the scope of the conflict minerals rule.  However, until more definitive SEC guidance is available, the Company will continue to report on its use of these necessary tin compounds that are contained in its products to the extent its suppliers have taken a similar position with regards to the applicability of the conflict minerals rule to tin compounds.

3. Reasonable Country of Origin Inquiry

For the Company and all of its consolidated subsidiaries and affiliates, the Environmental, Health and Safety department (“EH&S”) identified the Company’s products that contained conflict minerals or were reasonably likely to contain conflict minerals by reviewing and confirming the accuracy of data obtained for calendar year 2016, and updating it to include any new products and materials purchased in calendar year 2017.  After collecting this data, EH&S identified the entities that supplied the product or material containing, or reasonably likely containing, the necessary conflict minerals.  EH&S and the Company’s Supply Chain department (“Supply Chain”) then identified the products containing necessary conflict minerals that Ashland manufactured or contracted for manufacture during calendar year 2017.

Tin (in the form of tin compounds) was the only necessary conflict mineral contained in any of the Company’s products in calendar year 2017.  EH&S used the Company’s enterprise resource planning (“ERP”) system to collect this data. Supply Chain also reviewed the list of materials and suppliers provided by EH&S and queried the Company’s data warehouse and ERP system to confirm the relevant suppliers and verify the data provided by EH&S.  This resulted in a list of only eleven applicable suppliers or distributors who provided materials containing necessary tin compounds, or that were reasonably likely to contain necessary tin compounds, for the Company’s products that were completed in calendar year 2017.

To perform the RCOI regarding the tin compounds, the Company surveyed all eleven applicable suppliers and attempted to obtain supporting documentation from them to verify the origin of the tin compound they supplied to Ashland.  The Company used the Conflict Minerals Reporting Template (the “CMRT”), revision 5.10, developed by the Responsible Minerals Initiative (the “RMI”), formerly the Conflict-Free Sourcing Initiative, for its questionnaire to suppliers.  This questionnaire requested information the Company needed to complete the RCOI and the due diligence discussed in more detail below.  The Company, primarily Legal, but with some assistance of outside counsel, reviewed and analyzed the responses from the applicable suppliers against its ERP data to determine if the responses were complete and consistent with the rest of the information the Company obtained.  The Company communicated further with those applicable suppliers who provided responses that were not completed using the CMRT.

As a result of those responses, the Company knows or has reason to believe that some of the products it manufactured or contracted to manufacture during the reporting period that is the subject of this Report contain necessary conflict minerals that originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, the Company performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

4. Due Diligence

Design of Due Diligence

As required by the conflict minerals rule, the Company’s due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016, and the related supplement for tin, tantalum and tungsten (“OECD Guidance”).

Due Diligence Measures Performed

OECD Step 1: Establish and maintain strong company management systems:

Ashland took a number of the steps described in the OECD Guidance to maintain strong company management systems.  The Company Supplier Code of Conduct includes a conflict minerals policy, which states that Ashland will work with suppliers and will strive to ensure that any conflict minerals contained in the Company’s products come from conflict-free sources.  Additionally, the policy requires suppliers to provide information about their use of conflict minerals in products sold to the Company.  The Supplier Code of Conduct is publicly available on our website in multiple languages at http://www.ashland.com/suppliers-and-vendors/supplier-code-of-conduct.  The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

The Company also has a working group for conflict minerals compliance (the “Working Group”), comprised of individuals from EH&S, Legal, the Internal Audit department (“Internal Audit”) and Supply Chain.   The Working Group consulted outside counsel regarding the requirements of the conflict minerals rule.  The Working Group, primarily through Supply Chain, was responsible for performing the due diligence.  Members of the Working Group provided periodic updates to senior management regarding the status of due diligence efforts.

In addition to the Supplier Code of Conduct discussed above, the Company communicated directly with all of its applicable suppliers and requested that they cooperate with its efforts to identify the source and chain of custody of the necessary conflict minerals by completing the CMRT.

The Company retains relevant supplier response documentation for no less than five years in accordance with the OECD Guidance.

OECD Step 2: Identify and assess risks in supply chain:

The Company has communicated with its suppliers about the conflict minerals rule, provided a description of the conflict minerals rule, listed a link to training and videos where the supplier could obtain more information, and requested that they complete revision 5.10 of the CMRT. The Working Group enforced the CMRT as the method to gather information about the Company’s supply chain.

The Company received responses from nine out of eleven applicable suppliers that it surveyed as part of its due diligence, and of the responses, three suppliers indicated that they supplied products that contained conflict minerals, and identified smelters that may be in their supply chains. For those suppliers who provided information on smelters, the Company referred to information on the RMI website to determine whether those smelters were determined by RMI to be “conformant” with the Responsible Minerals Assurance Process assessment protocols (RMAP) or were on the RMAP active list.

The Working Group periodically discussed the status of the applicable supplier survey results on their conference calls.

OECD Step 3: Design and implement a strategy to respond to identified risks:

The Working Group discussed the status of the due diligence and actions to mitigate supply chain risks, if any were identified.  Working Group members periodically provided updates of the results of the Company’s due diligence to senior management.

Another step taken to manage risks was to gather information on conflict minerals from suppliers as part of the supplier on-boarding process.  New suppliers filled out a survey and provided compositional information for their products.  A question on that survey specifically asks whether conflict minerals are included in the product or material.  Once that information is gathered, there is a flag set up in the ERP system that prompts the user to send a notification to the EH&S team if a product or material being ordered contains a component classified as a conflict mineral.  Although this has not occurred yet, the Company’s policy is that if it does occur, the Company would send the CMRT to the new supplier to inquire about the source and chain of custody of the conflict minerals.  The Company will then only proceed with the order if a complete and consistent survey is provided by the new supplier.  There have been no new suppliers that supply products containing necessary conflict minerals to the Company since the system was implemented.  Suppliers who were on-boarded before the Company started this process would not be caught by the flag in the ERP system.

Internal Audit developed a plan to review Ashland’s ERP system to confirm the conflict minerals rule set detects when conflict minerals are introduced into the ERP system.  The rule set maintains the current list of conflict minerals and runs them against any new product or material entered into the ERP system.  Internal Audit conducted its annual review to confirm the effectiveness of the rule set for calendar year 2017.

The Company has also mitigated risks by training Legal, Supply Chain and EH&S personnel on the conflict minerals rule. The training was accomplished by training new EH&S employees on the conflict minerals rule and by having members of the working group share articles and developments on the subject.

OECD Step 4: Carry out independent third-party audit of smelter’s/refiner’s due diligence practices:

The Company does not have direct relationships with smelters or refiners of conflict minerals and it does not carry out audits of these facilities.  However, the Company supports audits conducted by third-parties through its membership in the RMI (membership code: ASHL) and by urging its suppliers to complete the CMRT, which would require them to gather information from their suppliers.  The Company relies on industry efforts to influence smelters and refiners to get audited and become certified through the RMAP.  The data on which the Company relied for certain statements made in this Report was obtained through its membership in the RMI.

OECD Step 5: Report annually on supply chain due diligence:

We report on our conflict minerals due diligence annually by making our Form SD and this Report publicly available on the Company’s website at http://investor.ashland.com/sec.cfm.  Also, our Form SD (including this Report) is filed with the SEC.

5. Results of Review

Facilities used to process the necessary conflict minerals

We received completed CMRTs or letter responses from nine out of eleven applicable suppliers, six of which indicated that their products contained no conflict minerals.  The remaining three suppliers listed names of smelters provided by their suppliers and identified a total of 27 smelters.

We analyzed and compared all 27 smelters named by our suppliers, and based on public information on the RMAP website as of May 24, 2017, we determined that all 27 have received a conflict-free RMAP conformant designation by the RMAP.

In response to our inquiry, one of our direct suppliers named only one smelter for any conflict mineral and confirmed that their smelter information was complete.  Therefore, based on that supplier’s information, we believe that Malaysia Smelting Corporation (MSC), CID001105, which is listed on the RMI website as RMAP-conformant, processed the tin compounds in certain of our products.  The lack of detail from the rest of our suppliers prevented us from being able to determine whether any of the particular smelters named in their responses processed the necessary conflict minerals in products sold to us.

Combining all supplier responses (including the supplier that provided the name of only one smelter for tin) and including the information from the RMI website, we believe that the facilities that may have been used to process the tin compounds contained in our products include, but may not be limited to, the smelters listed in Annex I below.

Countries of origin of the Company’s necessary conflict minerals

Based on the responses from our direct suppliers and the country of origin information provided by RMI to its members about RMAP conformant smelters, possible countries of origin of the necessary tin in our products include, but may not be limited to, the following:  Argentina, Australia, Bolivia, Brazil, China, Colombia, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russia, Thailand, Vietnam, Burundi, Rwanda, Uganda, and the Democratic Republic of the Congo.

The lack of detail from the rest of our direct suppliers kept us from being able to determine the possible countries of origin of the rest of the tin contained in our products during the reporting period covered by this Report.

Efforts to determine the conflict minerals’ mine or location of origin

The Company has determined that the most reasonable effort it can make to determine the mines or locations of origin of its necessary conflict minerals with the greatest possible specificity is to seek information from its direct suppliers about the smelters and refiners in its supply chain and to urge its suppliers do the same with their direct suppliers. This was completed by requesting that all applicable suppliers complete the CMRT.  Further attempts were made to follow-up with the supplier who did not respond and with a supplier whose response was incomplete.  The Company was unable to gather the necessary information from these suppliers to determine the mine or location of origin of its necessary conflict minerals.

6. Due Diligence Limitations

As previously mentioned, the Company does not purchase any conflict minerals directly from mines, smelters or refiners. Due to its position in the supply chain, the Company must rely on its direct and indirect suppliers, including distributors, to provide information about the source and chain of custody of its necessary conflict minerals. Furthermore, the Company must rely on independent third-party audits of smelters and refiners as it does not carry out its own audit of these facilities. These third-party representations and audits may prove to be incorrect or based on fraud. Accordingly, the Company can only provide reasonable, and not absolute, assurance regarding the source and chain of custody of its necessary conflict minerals.

7. Steps Taken and Being Taken to Mitigate Risk and Improve Due Diligence Measures

Since January 2017, the Company has taken or currently expects to take the following steps to mitigate the risk that its necessary conflict minerals benefit or finance armed groups and to improve the results of its due diligence measures.  In addition to these extra steps set forth below, the Company is continuing to engage in the activities described above in “Due Diligence – Due Diligence Measures Performed” and intends to complete a memorandum documenting the due diligence steps taken for calendar year 2017 conflict minerals reporting.

As a result of the training already provided to internal Legal, EH&S and Supply Chain personnel, they will continue to be available to respond to questions from employees and third-parties about the Company’s expectations for conflict minerals compliance.  Ashland will continue to train Legal, EH&S and Supply Chain personnel and the Working Group on the conflict minerals rule and best practices for ensuring compliance with the OECD Guidance. In calendar year 2017, members of the Working Group received updates from the RMI and kept up with articles discussing the status of the conflict minerals rule and best practices.

The Company currently intends to continue to collect product and material compositional information through its ERP system and will flag products or materials containing conflict minerals so that it can collect necessary information from suppliers prior to those materials being integrated into Ashland products.

8. Forward-Looking Statements

This Report contains forward-looking statements including, without limitation, statements made under the caption “Steps Taken and Being Taken to Mitigate Risk and Improve Due Diligence Measures,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology.  In addition, Ashland may from time to time make forward-looking statements in its annual reports, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the program to eliminate certain existing corporate and Specialty Ingredients expenses (including the possibility that such cost eliminations may not occur or may take longer to implement than anticipated); the expected divestiture of its Composites segment and for the butanediol (BDO) manufacturing facility in Marl, Germany, and related merchant Intermediates and Solvents (I&S) products (including, in each case, the possibility that a transaction may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction); the impact of acquisitions and/or divestitures Ashland has made or may make, including the acquisition of Pharmachem (including the possibility that  Ashland may not realize the anticipated benefits from such transactions); Ashland’s substantial indebtedness (including the possibility that Ashland’s substantial indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); Ashland’s ability to generate sufficient cash to finance its stock repurchase plans; the potential that Ashland does not realize all of the expected benefits of the separation of its Valvoline business; the potential that the Tax Cuts and Jobs Act enacted on December 22, 2017 will have a negative impact on Ashland’s financial results; and severe weather, natural disasters, cyber events and legal proceedings and claims (including product recalls, environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in Ashland’s most recent Form 10-K (including Item 1A Risk Factors) filed with the

SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this Report whether as a result of new information, future events or otherwise.

Annex I

Facilities that may have been used to process the 3TG minerals contained in our products  include the listed smelters

Metal	Smelter	Smelter Identification No.
Tin	CV United Smelting	CID000315
Tin	Em Vinto	CID000438
Tin	Malaysia Smelting Corporation (MSC)	CID001105
Tin	Metallo Belgium N.V.	CID002773
Tin	Minsur	CID001182
Tin	Operaciones Metalurgical S.A.	CID001337
Tin	PT DS Jaya Abadi	CID001434
Tin	PT Eunindo Usaha Mandiri	CID001438
Tin	CV Venus Inti Perkasa	CID002455
Tin	PT Inti Stania Prima	CID002530
Tin	PT Mitra Stania Prima	CID001453
Tin	PT Refined Bangka Tin	CID001460
Tin	PT Sariwiguna Binasentosa	CID001463
Tin	PT Timah (Persero) Tbk Kundur	CID001477
Tin	PT Tinindo Inter Nusa	CID001490
Tin	Thaisarco	CID001898
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036
Tin	PT Babel Inti Perkasa	CID001402
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158
Tin	PT Sukses Inti Makmur	CID002816
Tin	PT Artha Cipta Langgeng	CID001399
Tin	PT Prima Timah Utama	CID001458
Tin	CV Ayi Jaya	CID002570
Tin	PT Bangka Prima Tin	CID002776
Tin	CV Dua Sekawan	CID002592
Tin	CNMC (Guangxi) PGMA Co., Ltd.	CID000278
Tin	PT Menara Cipta Mulia	CID 002835